UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73431 / October 27, 2014

Admin. Proc. File No. 3-15389

In the Matter of

DUOYUAN PRINTING, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Duoyuan Printing, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Duoyuan Printing, Inc. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities Duoyuan Printing, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Duoyuan Printing, Inc.,* Initial Decision Rel. No. 642 (July 28, 2014), 109 SEC Docket 09, 2014 SEC LEXIS 2691. The stock symbol and Central Key Index number for Duoyuan Printing, Inc., are DYNP.PK and 0001086142.

INITIAL DECISION RELEASE NO. 642
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15389

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	INITIAL DECISION ON DEFAULT
DUOYUAN PRINTING, INC.	:	July 28, 2014
	:	

APPEARANCES: Lynn M. Dean and David J. Van Havermaat, Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on July 26, 2013, alleging that Duoyuan Printing, Inc. (Duoyuan Printing), has securities registered with the Commission and has been delinquent in its periodic filings for over three years, and thus has failed to comply with Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13. The OIP required that Duoyuan Printing answer within ten days of service of the OIP. OIP at 3; 17 C.F.R. § 201.220(b).

The Division of Enforcement (Division) determined early on that it could not serve the OIP on Duoyuan Printing in the United States. See Duoyuan Printing, Inc., Admin. Proc. Rulings Release No. 786, 2013 SEC LEXIS 2304 (Aug. 8, 2013) (August 8 Order).[1] In August 2013, the Division sought assistance from the Chinese Central Authority in the People's Republic of China (China) to serve the OIP on Duoyuan Printing in China under the terms of the Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents (Hague Convention). See Duoyuan Printing, Inc., Admin. Proc. Rulings Release No. 1457, 2014 SEC LEXIS 1772 (May 23, 2014) (citing 17 C.F.R. § 201.141(a)(2)(iv)). On May 23, 2014, after approximately nine months of unsuccessful efforts to serve under the Hague Convention, the Division filed a Motion to Serve Respondent By Alternative Means Pursuant to Commission Rule of Practice 141(a)(2)(iv) (Motion), along with a Brief In Support of Motion and a

[1] Duoyuan Printing's outside counsel located in Denver, Colorado advised the Division that he represented the company, but was not authorized to accept service. See August 8 Order.

Declaration of Junling Ma In Support of Motion. Id. I granted that Motion on May 23, 2014, and directed the Division to file an affidavit attesting to the fact that service of the OIP by publication, pursuant to Rule 141(a)(2)(iv), had been accomplished. Id. In addition, I ordered a telephonic prehearing conference be held on July 23, 2014, and stated that I would default Duoyuan Printing if, after being served, it did not file an answer, participate in the prehearing conference, or otherwise defend the proceeding. Id. (citing 17 C.F.R. §§ 201.155(a), .220(f), .221(f)).

On July 21, 2014, the Division filed the Declaration of Lynn M. Dean Regarding Proof of Service on Duoyuan Printing by Alternative Means Pursuant to Rule of Practice 141(a)(2)(iv) (Declaration). The Declaration details the efforts the Division took over several months to achieve service under the terms of the Hague Convention and attaches an affidavit attesting to the fact that a Legal Notice to Duoyuan Printing containing the information set out in the Motion appeared in the International New York Times on June 18 and 25 and July 2 and 9, 2014. I find that service occurred on July 9, 2014. See 17 C.F.R. § 141(a)(2)(iv).

Duoyuan Printing did not participate in the prehearing conference and the Division represented at the prehearing conference that it has received no communications from the company.

Duoyuan Printing is in default for not answering the OIP, not participating in the prehearing conference, and not otherwise defending the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. 17 C.F.R. § 201.155(a).

Findings of Fact

Duoyuan Printing, a Wyoming corporation headquartered in Beijing, China, was administratively dissolved in October 2010, and its registered agent resigned in March 2012. OIP at 1 & n.1. Duoyuan Printing's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act. Id. at 1.

Duoyuan Printing manufactured and sold offset printing equipment, and all of its operations were carried out in China. OIP at 1. On September 6, 2010, Duoyuan Printing dismissed its external auditor Deloitte Touche Tohmatsu CPA Limited after it identified serious financial and accounting irregularities, and so far has not retained a new auditor. Id.

Duoyuan Printing's stock was traded on the New York Stock Exchange (NYSE) under the symbol "DYP" from November 2009 to April 4, 2011, when NYSE halted the trading. Id. at 2. Subsequently, the NYSE delisted the stock and filed a Form 25 with the Commission on October 6, 2011, after finding that the stock was no longer suitable for continued listing and trading. Id. The Commission suspended trading in Duoyuan Printing's securities from 9:30 a.m. EDT on July 26, 2013, to 11:59 p.m. EDT on August 8, 2013. Declaration at 2. Duoyuan Printing's stock is currently quoted on the OTC market under the symbol "DYNP.PK."

Duoyuan Printing's last periodic filing with the Commission was a Form 10-Q for the period ended March 31, 2010. OIP at 1-2. Duoyuan Printing is delinquent in its periodic filings with the Commission for over three years, having failed to file Forms 10-K for the years ended June 30, 2010, 2011, and 2012, and Forms 10-Q for the quarters ended September 30, 2010, December 31, 2010, March 31, 2011, September 30, 2011, December 31, 2011, March 31, 2012, September 30, 2012, December 31, 2012, and March 31, 2013. Id. at 2. In addition, as of July 28, 2014, the public official records of the Commission available on EDGAR showed no Form 10-K for the year ended June 30, 2013, and no Forms 10-Q for the last two quarters of 2013 and the first quarter of 2014.

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). See 17 C.F.R. §§ 240.13a-1, .13a-13. Duoyuan Printing has failed to file periodic reports with the Commission, under Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, including an annual reports on Forms 10-K and quarterly reports on Forms 10-Q. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, mot. for recon. denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419.

Sanctions

Exchange Act Section 12(j) authorizes the Commission "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Duoyuan Printing's violations are recurrent as they cover a period of over four years. See Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (failure to make eight filings over an eighteen-month period deemed recurrent). Duoyuan Printing is culpable because it knew, or should have known, of its obligation to file periodic reports. See 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder").

This record shows no efforts by Duoyuan Printing to show it has made efforts to remedy past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Duoyuan Printing's registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Duoyuan Printing, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. Id.

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Brenda P. Murray
Chief Administrative Law Judge